SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-8401

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CACI $MART PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CACI International Inc,

1100 North Glebe Road,

Arlington, Virginia 22201

CACI $MART Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2003 and 2002 with

Report of Independent Registered Public Accounting Firm

CACI $MART Plan

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Plan Sponsor

CACI $MART Plan

We have audited the accompanying statements of net assets available for benefits of the CACI $MART Plan (the Plan) as of December 31, 2003, and 2002, the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 2, 2004

CACI $MART Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$36,504	$2,532
Investments	216,764,236	147,082,273
Receivables:
Employer contributions	2,000,368	1,644,158
Participant contributions	1,181,589	909,439

Total receivables	3,181,957	2,553,597

Net assets available for benefits	$219,982,697	$149,638,402

See accompanying notes.

CACI $MART Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Investment income:
Interest and dividends	$3,575,682
Contributions:
Employer	8,068,156
Participant	23,140,587
Rollover	5,867,887

Total contributions	37,076,630
Net assets transferred from other plans	6,233,404
Net appreciation in fair value of investments	34,591,420

Total additions	81,477,136

Deductions:
Benefits paid to participants	11,109,479
Administrative expenses	23,362

Total deductions	11,132,841

Increase in net assets	70,344,295

Net assets available for benefits:
Beginning of year	149,638,402

End of year	$219,982,697

See accompanying notes.

CACI $MART Plan

Notes to Financial Statements

December 31, 2003 and 2002

1. Description of the Plan

The following description of the CACI $MART Plan (the Plan), which is sponsored by CACI International Inc (the Plan Sponsor), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has a profit-sharing and a 401(k) feature. Profit-sharing contributions are made at the discretion of the Plan Sponsor’s Board of Directors. All contributions to the Plan are maintained in a trust fund consisting of separate amounts identifiable by individual participant.

In October 2002, the Plan Sponsor acquired Acton Burnell, Inc. (AB). On October 1, 2003, the AB 401(k) plan was merged into the Plan, resulting in a transfer of assets of approximately $6.2 million.

Eligibility

Substantially all U.S.-based employees of the Plan Sponsor, regardless of age, are eligible to participate as of their date of hire.

Contributions

Participants may elect to defer a percentage of their compensation to contribute to their account in the Plan trust. As of December 31, 2003 and 2002, participants were permitted to defer up to 25% of their compensation but not more than the maximum, which is indexed annually by Internal Revenue Service (IRS) regulations.

The Plan Sponsor may match 50% of the first 6% of compensation deferred per quarter per eligible participant. In addition, an amount equal to 2% of compensation is contributed each year on behalf of each eligible participant in the TEAS group.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Generally, a participant must be employed on the last day of each quarter to be eligible for matching by the Plan Sponsor. Contributions to the profit-sharing feature of the Plan for eligible employees are made by the Plan Sponsor only at the discretion of the Plan Sponsor’s Board of Directors.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Other than participants in the TEAS group, vesting in the Company’s matching and profit-sharing contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after five years of credited service. For the participants in the TEAS group, participant and the Company’s matching contribution portions of their accounts are 100% vested at all times, but the Company’s profit-sharing contribution portion is vested based on years of continuous service as described above.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Plan Sponsor’s matching contribution, and allocations of (1) Sponsor discretionary contributions and (2) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions and Plan Sponsor contributions into various investment options offered by the Plan. Participants may change their investment options daily.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Administration

The Plan is administered by the Plan Sponsor. Effective February 1, 2001, T. Rowe Price Trust Company was appointed as Trustee of the Plan. Expenses of administering the Plan may be paid by the Plan or the Plan Sponsor, as provided by the Plan Document. During 2003, the Plan paid administrative expenses of $23,362. Plan participants taking loans paid new loan set-up fees, and all other administrative expenses were paid by the Plan Sponsor.

Participant Loans

The Plan allows participants to borrow against their account balance. The minimum loan amount is $1,000. Loans are primarily paid through automatic payroll deductions. The maximum loan amount is the lesser of (1) 50% of the vested balance of the participant’s Plan account or (2) $50,000, reduced by the highest outstanding loan within the previous 12 months. Only one loan is permitted at a time. Loan terms may be up to five years unless the loan purpose is for purchasing a primary residence, in which case the term of the loan may be for up to 15 years. Interest is charged over the term of the loan. The interest rate is the prime rate plus 1% and is based on the Wall Street Journal rates on the last business day of the month prior to the initiation of the loan. The loans are secured by the balance in the participant’s account.

Retirement and Disability Benefits or Termination of Employment

Upon a participant’s retirement, disability, or termination for other reasons, the normal form of benefit is a joint and survivor annuity for a married participant or a single life annuity for a single participant. The alternative forms are a single life annuity, installment, or lump sum cash distribution. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after the end of the Plan year in which they terminate. Outstanding loans that are applied against these distributions are recorded as benefits paid to participants in the accompanying financial statements.

Death Benefits

Upon death, the participant’s designated beneficiary will receive a benefit distribution over the same period as that in which the participant would have received it.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year’s financial statements in order to conform to current presentation.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value based on quoted market prices, which represent the net asset value of shares held by the Plan at the end of the Plan year. Listed securities are valued at fair market value based on the closing price on a national securities exchange on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions are accounted for on the trade date. Gains and losses on sales of securities are calculated on the basis of the weighted-average cost per share.

Net appreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Forfeitures

Forfeitures of nonvested Company matching and profit-sharing contributions are used to offset respective Company contributions for the Plan year in which such forfeitures occur. At December 31, 2003 forfeited nonvested accounts totaled $145,407, which will offset future employer contributions. Company matching contributions were reduced by $490,885 during the year ended December 31, 2003.

Risk and Uncertainties

The Plan provides for a number of investment options in a combination of stock and mutual funds whose investment objectives vary and whose underlying investment securities range from fixed income to equity. These investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3. Investments

Investments that represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002, are separately identified below:

	2003	2002
T. Rowe Price Stable Value Fund	$32,319,302	$29,151,104
CACI International Inc	30,863,191	21,779,731
Personal Strategy—Balanced	24,078,016	12,380,103
Blue Chip Growth Fund	18,367,615	12,086,437
International Stock Fund	16,384,787	11,450,220
PIMCO Total Return Admin.	16,352,355	13,372,986
Small-Cap Stock Fund	12,979,024	8,971,560
Equity Index 500 Fund	12,806,329	7,642,311
Franklin Small-Mid Cap Growth	11,404,612	*

*	Represents less than 5% of the Plan’s assets.

CACI $MART Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $34,591,420 as follows:

Mutual funds	$26,268,424
Common stock	8,322,996

$34,591,420

4. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants will become 100% vested and the Trustee shall either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.

5. Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated May 14, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The previous determination letter was dated May 22, 1998. Subsequent to the most recent determination letter, the Plan was amended. The Plan Sponsor believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. Party-In-Interest

Effective February 1, 2001, T. Rowe Price Trust Company was appointed as Trustee of the Plan. As a result, administration and record-keeping services were provided by T. Rowe Price Retirement Plan Services, Inc.

For 2002 and 2003, the mutual funds were managed and provided with various services of T. Rowe Retirement Plan Services, Inc. Also, T. Rowe Price Retirement Plan Services, Inc. earned management fees and other fees from the funds in which participants invested throughout the respective periods. These are considered party-in interest transactions for which a statutory exemption exists.

CACI $MART Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2003	2002
Net assets available for benefits per the financial statements	$219,982,697	$149,638,402
Amounts allocated to withdrawing participants*	(172,102)	(11,613)

Net assets available for benefits per the Form 5500	$219,810,595	$149,626,789

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

Benefits paid to participants per the financial statements	$11,109,479
Add: Amounts allocated to withdrawing participants at December 31, 2003*	172,102
Less: Amounts allocated to withdrawing participants at December 31, 2002	(11,613)

Benefits paid per the Form 5500	$11,269,968

*	Amounts are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

8. Subsequent Events

In October 2003, the Plan Sponsor acquired C-Cubed Corporation (C-Cubed). On January 1, 2004, the C-Cubed 401(k) plan was merged into the Plan, resulting in a transfer of assets of approximately $10.8 million.

Supplemental Schedule

CACI $MART Plan

Schedule H, Line 4i, Schedule of Assets

(Held At End of Year)

EIN #541345888—Plan Number 002

December 31, 2003

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value
*	CACI International Inc	Common Stock		$30,863,191
*	T. Rowe Price Stable Value Fund	Common/Collective Trust		32,319,302
	Tradelink Investments	Participant-Directed Brokerage Account		818,320
	Franklin Small-Mid Cap Growth	Mutual Fund		11,404,612
	Janus Fund	Mutual Fund		3,084,722
	PBHG Large Cap	Mutual Fund		297,978
*	Strong Opportunity	Mutual Fund		3,754,044
	PIMCO Total return Admin.	Mutual Fund		16,352,355
*	Financial Services Fund	Mutual Fund		3,287,156
*	Personal Strategy Income Fund	Mutual Fund		6,742,434
*	Personal Strategy — Balanced	Mutual Fund		24,078,016
*	Personal Strategy Growth Fund	Mutual Fund		6,833,268
*	Health Sciences Fund	Mutual Fund		3,691,708
*	Media & Telecommunication	Mutual Fund		1,660,624
	Harris Large Cap Value Fund	Mutual Fund		4,545,103
*	International Stock Fund	Mutual Fund		16,384,787
*	Equity Index 500 Fund	Mutual Fund		12,806,329
*	Science & Technology Fund	Mutual Fund		2,493,563
*	Small-Cap Stock Fund	Mutual Fund		12,979,024
*	Blue Chip Growth Fund	Mutual Fund		18,367,615
*	Participant loans	Participant loans (maturing 2004 to 2018 at interest rates of 5.0%-10.5%)		4,000,085

	Total Assets			$216,764,236

*	Represents a party-in-interest.
**	Historical cost information is not required to be presented, as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 29, 2004	By:	/s/ Patrick Stefl
Patrick Stefl
Senior Vice President,
Administrative Services

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP